Exhibit 99.1

Harry Winston Endorses Responsible Resource Development Plan

Harper plan strikes the right balance between environmental protection and Northern development

TORONTO, April 18, 2012 /CNW/ - Harry Winston Diamond Corporation (TSX:HW, NYSE:HWD) (the "Company") applauds the announcement by the Harper Government of a new, streamlined review process for major economic projects.

"By taking action to improve the regulatory review system for significant economic projects in Canada, the Harper Government is sending a clear signal to Canadians that they are focused on creating jobs and strengthening our economy," said Robert Gannicott, Chairman and Chief Executive Officer.  He continued, "The process that Minister Oliver outlined yesterday strikes the right balance between the need for transparent and effective environmental protection, and one which allows worthy projects to move forward quickly, creating new, better jobs for Canadian workers."

Large economic projects in Canada's North will mean thousands of new construction jobs for Canadian workers. Measures like this will help to strengthen Canada's economy and protect our fragile recovery.

About Harry Winston Diamond Corporation

Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retail segments of the diamond industry. Harry Winston supplies rough diamonds to the global market from its 40 percent ownership interest in the Diavik Diamond Mine.  The Company's luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations, including New York, Paris, London, Beijing, Shanghai, Hong Kong, Singapore, Tokyo and Beverly Hills.

The Company focuses on the two most profitable segments of the diamond industry, mining and retailing, in which its expertise creates shareholder value. This unique business model provides key competitive advantages; rough diamond sales and polished diamond purchases provide market intelligence that enhances the Company's overall performance.

For more information, please visit www.harrywinston.com or for investor information, visit http://investor.harrywinston.com.

%CIK: 0000841071

For further information:

Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@harrywinston.com

Ms. Laura Kiernan, Director, Investor Relations - (212) 315-7934 or lkiernan@harrywinston.com

Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@harrywinston.com

CO: Harry Winston Diamond Corporation

CNW 08:30e 18-APR-12